VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 12:59 p.m. Local Time on December 26, 2023 (11:59 p.m. Eastern Time on December 25, 2023).

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE/ATTEND VIRTUALLY
If you would like to vote or attend virtually, please visit https://us06web.zoom.us/j/4690654560?omn=88472744410 (Meeting ID: 469 065 4560; find your local number at https://us06web.zoom.us/u/k1Ol5Fk69) at 11:00 a.m., Hong Kong Standard Time, on Wednesday, December 27, 2023 (10:00 p.m., Eastern Standard Time, on Tuesday, December 26, 2023).

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting of Members Proxy Card - GUARDFORCE AI CO., LIMITED

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES, AND "FOR" PROPOSALS 2 AND 3.

1. Election of Directors:

1a. Lei Wang	☐ FOR	☐ AGAINST	☐ ABSTAIN
1b. John Fletcher	☐ FOR	☐ AGAINST	☐ ABSTAIN
1c. David Ian Viccars	☐ FOR	☐ AGAINST	☐ ABSTAIN
1d. Donald Duane Pangburn	☐ FOR	☐ AGAINST	☐ ABSTAIN

2. To ratify the appointment of PKF Littlejohn LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023;

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. To approve an amendment to the Guardforce AI Co., Limited 2022 Equity Incentive Plan (the "Plan") to increase the total number of Ordinary Shares available for grant under the Plan from 79,500 ordinary shares, par value $0.12 per share (as may be adjusted for share splits, reverse share splits, share dividends, recapitalization or other similar events from time to time, the "Ordinary Shares"), to an aggregate number of Ordinary Shares that may be reserved for issuance under the Plan as may be determined, in its sole and absolute discretion, by the Committee (as defined in the Plan) or the board of directors of the Company, which shall not exceed 15% of the issued and outstanding Ordinary Shares at the time of the granting of awards, less the aggregate number of Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement, and the Amendment No.1 to the Plan attached to the proxy statement of the Company dated December 4, 2023 as Appendix A be adopted and approved in all respects with immediate effect.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date ____________ **Signature** ____________ **Signature, if held jointly** ____________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

GUARDFORCE AI CO., LIMITED
ANNUAL GENERAL MEETING OF MEMBERS

To be Held On December 27, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF MEMBERS TO BE HELD ON DECEMBER 27, 2023

This Notice, Proxy Statement and our Annual Report for fiscal year ended December 31, 2022, are available online at https://ir.guardforceai.com/corporate-governance/governance-documents/

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

GUARDFORCE AI CO., LIMITED
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Lei Wang, with the power of substitution, to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Members of Guardforce AI Co., Limited to be held at 11:00 a.m. Hong Kong Standard Time, on Wednesday, December 27, 2023 (10:00 p.m., Eastern Standard Time, on Tuesday, December 26, 2023) or at any postponement or adjournment thereof.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE. In their discretion, the proxy is authorized to vote upon any other matter that may properly come before the meeting or any adjournments thereof.

Please check here if you plan to attend the Annual General Meeting of Members at 11:00 a.m. Hong Kong standard time on December 27, 2023 (10:00 p.m., Eastern Standard Time, on Tuesday, December 26, 2023). ☐

PLEASE BE SURE TO SIGN REVERSE SIDE OR PROXY WILL NOT BE VALID